[CHINA MARINE FOOD GROUP LIMITED LETTERHEAD]

December 18, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mr. H. Roger Schwall

Re:	Request for acceleration of effectiveness of registration statement on Form S-3 (File No. 333-161910) of China Marine Food Group Limited

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned registration statement be accelerated so that such registration statement will become effective on Wednesday, December 23, 2009 at 4:15 p.m., Eastern time, or as soon thereafter as practicable.

In connection with such request, we hereby acknowledge that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare such registration statement effective, it does not foreclose the Commission from taking any action with respect to such registration statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring such registration statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in such registration statement; and

•	we may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (852) 2111-8696 or Steven Schuster, Esq. our counsel at (212) 448-6216 with any questions regarding this matter.

Very truly yours,

CHINA MARINE FOOD GROUP LIMITED

By:	/s/ Marco Hon Wai Ku
Name:	Marco Hon Wai Ku
Title:	Chief Financial Officer